

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Mr. Clement Guevremont
President
Plycrete, Inc.
1777, Cedar
Mascouche, Quebec, Canada J7L 1W6

> **Re: Plycrete, Inc.**
> **Pre-effective Amendment 3 to Registration Statement on Form S-1**
> **Filed February 1, 2011**
> **File No. 333-164684**

Dear Mr. Guevremont:

   We reviewed the filing and have the comments below.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

1.   Please revise your registration statement to update the liquidity and capital resources section to include the period ended October 31, 2010.

Financial Statements, page 19

General

2.   We note your response to prior comment two from our letter dated December 21, 2011 and the revisions to your registration statement; however, your statements of operations, statements of changes in stockholders' equity (deficit), and statements of cash flows for the years ended July 31, 2010 and 2009 still say "unaudited." In this regard, please revise the statements to remove the term "unaudited."

Note 4 – License Agreement – Related Party, pages 28 and 39

3.   We note your response to prior comment five from our letter dated December 21, 2011. Please revise your note disclosure to include a description of the impairment analysis that you performed to determine the recoverability of the license agreement and the results of the analysis as provided in the second paragraph of your response.

Statement of Operations and Comprehensive Loss, page 33

4. We note your response to prior comment two from our letter dated December 21, 2011 and the revisions to your document; however, please also revise the description of the total line of the last section to say "total comprehensive loss."

As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (949) 706-1475 and U.S. Mail
Michael J. Muellerleile, Esq.
M2 Law Professional Corporation
500 Newport Center Drive, Suite 800
Newport Beach, CA 92660